UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               T/F PURIFINER, INC.
                              ---------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    872405105
                           -------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 19, 1997
                        --------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 68 Pages
                             Exhibit Index: Page 17

                                                              Page 2 of 68 Pages

                                  SCHEDULE 13D

CUSIP No. 872405105


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                 1,570,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,570,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,570,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    27.81%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 68 Pages

                                  SCHEDULE 13D

CUSIP No. 872405105


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 1,570,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,570,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,570,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    27.81%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 68 Pages

                                  SCHEDULE 13D

CUSIP No. 872405105


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 1,570,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,570,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,570,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    27.81%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 68 Pages

                                  SCHEDULE 13D

CUSIP No. 872405105

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  1,570,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,570,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,570,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                            27.81%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 68 Pages

                                  SCHEDULE 13D

CUSIP No. 872405105

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,570,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                    0
    With
                           10       Shared Dispositive Power
                                            1,570,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,570,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                            27.81%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 68 Pages

                                  SCHEDULE 13D

CUSIP No. 872405105


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,570,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,570,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,570,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]


13       Percent of Class Represented By Amount in Row (11)

                                    27.81%

14       Type of Reporting Person*

                  IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 68 Pages


               This Statement on Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Shares"), of T/F Purifiner, Inc. (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report a recent acquisition of Shares and a warrant to purchase Shares of the Issuer as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the total number of outstanding Shares.


Item 1.        Security and Issuer.

               This Statement relates to the Shares. The address of the principal executive office of the Issuer is 3020 High Ridge Road, Suite 100, Boynton Beach, Florida 33426-8701.

Item 2.        Identity and Background.

               This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)   Quantum Industrial Partners LDC ("QIP");

          ii)  QIH Management Investor, L.P. ("QIHMI");

          iii) QIH Management, Inc. ("QIH Management");

          iv)  Soros Fund Management LLC ("SFM LLC");

          v)   George Soros ("Mr. Soros"); and

          vi)  Stanley F. Druckenmiller ("Mr. Druckenmiller").

               This Statement relates to Shares and warrants held for the account of QIP.

                              The Reporting Persons
                              ---------------------

QIP, QIHMI and QIH Management
-----------------------------

               QIP is a Cayman Islands exempted limited duration company with its principal address at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The principal business of QIP is investment in securities. Current information concerning the directors and officers of QIP is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

               QIHMI, an investment advisory firm organized as a Delaware limited partnership, is a minority shareholder of, and (pursuant to constituent documents of QIP) is vested with investment discretion with respect to the portfolio assets held for the account of, QIP. The principal business of QIHMI is to provide management and advisory services to, and to invest in, QIP. QIH Management, a Delaware corporation of which Mr. Soros is the sole shareholder, is the sole general partner of QIHMI. The principal business of QIH Management is to serve as the sole general partner of QIHMI. Current information concerning

                                                              Page 9 of 68 Pages

the directors and officers of QIH Management is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2. QIHMI and QIH Management have their principal offices at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. QIHMI, by reason of its investment discretion over the securities owned by QIP, and QIH Management, as the sole general partner of QIHMI, may each be deemed the beneficial owner of the Shares held for the account of QIP for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act").

               Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment to SFM LLC of the legal and beneficial ownership interest in QIH Management and (b) the assignment to SFM LLC of the general partnership interest in QIHMI (the "QIP Contract").


SFM LLC, Mr. Soros and Mr. Druckenmiller
----------------------------------------

               The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. SFM LLC, a Delaware limited liability company, has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"). Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex B hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, pursuant to the provisions of the QIP Contract, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of the Shares held for the account of QIP.

               During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                             Page 10 of 68 Pages


Item 3.        Source and Amount of Funds or Other Consideration.

               On June 19, 1997 QIP entered into a Securities Purchase Agreement (the "Purchase Agreement") with the Issuer, Taylor (as defined therein) and Ford (as defined therein), a copy of which is attached hereto as Exhibit E and incorporated by reference in response to this Item 3. Pursuant to the terms of the Purchase Agreement QIP expended $783,750 of its working capital to purchase 285,000 Shares from Taylor and expended $2,158,750 of its working capital to purchase 785,000 Shares from Ford. In addition, in consideration of lending the Issuer $2,000,000 pursuant to a Promissory Note (the "Note"), a copy of the form of which is attached hereto as Exhibit G, QIP received a warrant from the Issuer, which expires on December 31, 2000, for the purchase of up to 500,000 Shares at an exercise price of $2.75 per Share, subject to certain anti-dilution provisions (the "Warrant"), a copy of which is attached hereto as Exhibit H.

               The Shares held for the account of QIP may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the account of QIP were acquired or disposed of for investment purposes. Neither the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

               Mr. Soros, Mr. Druckenmiller and SFM LLC reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons and/or the SFM Clients, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a)       Each  of  the  Reporting  Persons  may  be  deemed  the
beneficial owner of the 1,570,000 Shares held for the account of QIP (approximately 27.81% of the total number of Shares which would be outstanding assuming the exercise of all of the warrants held for the account of QIP).

               (b) (i) Each of QIP, QIHMI (pursuant to QIP's constituent documents), QIH Management (by virtue of its position as sole general partner of QIHMI) and SFM LLC (pursuant to the terms of the QIP Contract) may be deemed to have the sole power to direct the voting and disposition of the 1,570,000 Shares held for the account of QIP (assuming the exercise of all of the warrants held for the account of QIP).

                    (ii) Pursuant to the terms of the QIP Contract and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 1,570,000 Shares held for the account of QIP (assuming the exercise of all of the warrants held for the account of QIP).

                                                             Page 11 of 68 Pages


               (c)       Except  for the  transactions  described  in Item 3 and
Item 6 hereto, there have been no transactions with respect to the Shares since May 1, 1997 (60 days prior to the date hereof) by any of the Reporting Persons.

               (d) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

               (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               In connection with its acquisition of the Shares and the Warrant reported herein, QIP entered into the Purchase Agreement which is incorporated herein by reference. The description of the terms of the Purchase Agreement below is qualified in its entirety by reference to the specific provisions of such agreement, which is attached hereto as Exhibit E.

               Pursuant to Section 6.2 of the Purchase Agreement, QIP agreed to take all action within its power, including the voting of all Shares held for its account, to have certain persons (as set forth therein) serve as the directors of the Issuer.

               On June 19, 1997, the Issuer entered into a Registration Rights Agreement (the "Rights Agreement") with QIP, a copy of which is attached hereto as Exhibit F and the provisions of which are incorporated herein by reference. The description of the terms of the Rights Agreement below is qualified in its entirety by reference to the specific provisions of such agreement.

               Pursuant to Section 2(a) of the Rights Agreement, the holders of a majority of the "Registrable Securities" (the "Majority Holders") may make a written request for registration under the Securities Act of 1933, as amended (the "1933 Act") of all or part of its "Registrable Securities", provided that the Issuer need effect only three (3) such registrations. As defined in the Rights Agreement, "Registrable Securities" include (i) the Shares issued and sold pursuant to the Purchase Agreement, (ii) the Shares issuable upon exercise of the Warrant and (iii) Shares issued in the form of a dividend, stock split or other distribution or in connection with a combination of Shares, recapitalization, merger, consolidation, reorganization or otherwise on either
(i) or (ii) above. Unless the Majority Holders consent in writing, no other parties (except other holders of Registrable Securities) shall be permitted to offer securities under such demand registration.

               Pursuant to Section 3 of the Rights Agreement, at any time after the Issuer shall become eligible to register securities under Form S-3 under the 1933 Act, the Majority Holders may make a written request for registration on Form S-3 of all or part of its Registrable Securities, provided that the Issuer need effect only two (2) such registrations in a calendar year. Unless the Majority Holders consent in writing, no other parties (except other holders of Registrable Securities) shall be permitted to offer securities under such demand registration.

               Pursuant to Section 4(a) of the Rights Agreement, if the Issuer proposes to file a registration statement under the 1933 Act with respect to an offering for its own account of any class of security (other than a registration statement on Form S-4 or S-8 or successor forms thereto), then the Issuer shall in each case give written notice of such proposed filing to each holder of

                                                             Page 12 of 68 Pages


Registrable Securities at least twenty (20) days before the anticipated filing date, and such notice shall offer each such holder (subject to certain conditions) the opportunity to register its Shares.

               Section 4(b) of the Rights Agreement provides that, subject to certain conditions, the Issuer shall use its best efforts to cause the managing underwriter or underwriters of a proposed underwritten offering to permit the holders of Registrable Securities to include such securities in such offering on the same terms and conditions as any similar securities of the Issuer included therein.

               From time to time each of the Reporting Persons and/or the SFM Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable law, each of such persons or entities may borrow the Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as set forth above and as described in Items 3 hereto, which is incorporated in this Item 6 by reference, the Reporting Persons and the SFM Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

          A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

          B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

          C. Joint Filing Agreement dated June 30, 1997 by and among QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller.

          D. Power of Attorney dated May 23, 1996 granted by QIP in favor of Mr. Gary Gladstein, Mr. Sean Warren and Mr. Michael Neus.

          E. Securities Purchase Agreement dated as of June 19, 1997 by and among the Issuer, Taylor, Ford and QIP.

          F. Registration Rights Agreement dated as of June 19, 1997 by and among the Issuer and QIP.

          G.   Form of Issuer's Promissory Note.

          H.   Warrant issued by Issuer to QIP.

                                                             Page 13 of 68 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 30, 1997

                                             QUANTUM INDUSTRIAL PARTNERS LDC

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact


                                             QIH MANAGEMENT INVESTOR, L.P.

                                             By:  QIH Management, Inc.,
                                                  its General Partner

                                                  By:  /S/ MICHAEL C. NEUS
                                                       ------------------------
                                                       Michael C. Neus
                                                       Vice President


                                             QIH MANAGEMENT, INC.

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Vice President


                                             SOROS FUND MANAGEMENT LLC

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Assistant General Counsel

                                                             Page 14 of 68 Pages

                                             GEORGE SOROS

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact


                                             STANLEY F. DRUCKENMILLER

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact

                                                             Page 15 of 68 Pages

                                     ANNEX A

            Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship        Principal Occupation          Business Address
----------------------        --------------------          ----------------

Curacao Corporation           Managing Director of          Kaya Flamboyan 9
Company N.V.                  Netherlands Antilles          Willemstad
  Managing Director           corporations                  Curacao,
  (Netherlands Antilles)                                    Netherlands Antilles

Inter Caribbean Services      Administrative services       Citco Building
  Limited Secretary                                         Wickhams Cay
  (British Virgin Islands)                                  Road Town
                                                            Tortola
                                                            British Virgin
                                                             Islands


                 Directors and Officers of QIH Management, Inc.

Name/Title/Citizenship        Principal Occupation          Business Address
----------------------        --------------------          ----------------

Gary Gladstein                Managing Director of          888 Seventh Avenue
Director and President        SFM LLC                       33rd Floor
(United States)                                             New York, NY  10106

Sean C. Warren                Managing Director of          888 Seventh Avenue
Director, Vice President      SFM LLC                       33rd Floor
and Secretary                                               New York, NY  10106
(United States)

Peter Streinger               Chief Financial Officer of    888 Seventh Avenue
Treasurer                     SFM LLC                       33rd Floor
(United States)                                             New York, NY  10106

Michael C. Neus               Assistant General Counsel     888 Seventh Avenue
Vice President and            of SFM LLC                    33rd Floor
Assistant Secretary                                         New York, NY  10106
(United States)


To the best of the Reporting Persons' knowledge:

(a)       None of the above persons holds any Shares.
(b)       None  of  the  above   persons   has  any   contracts,   arrangements,
          understandings or relationships with respect to the Shares.


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                                                             Page 16 of 68 Pages

                                     ANNEX B



               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                               Scott K. H. Bessent
                                 Walter Burlock
                                Brian J. Corvese
                               Jeffrey L. Feinberg
                                  Arminio Fraga
                                 Gary Gladstein
                                    Ron Hiram
                                Robert K. Jermain
                                 David N. Kowitz
                               Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                   Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                 Mark D. Sonnino
                             Filiberto H. Verticelli
                                 Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

          (a)  None of the above persons holds any Shares.

          (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 17 of 68 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------


 A.  Power of Attorney  dated as of January 1, 1997 granted by
     Mr.  George  Soros in favor of Mr.  Sean C.  Warren  and Mr.
     Michael C. Neus...................................................... 18

 B.  Power of Attorney  dated as of January 1, 1997 granted by
     Mr. Stanley F.  Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.............................................. 19

 C.  Joint Filing  Agreement  dated June 30, 1997 by and among
     Quantum  Industrial  Partners LDC, QIH Management  Investor,
     L.P., QIH Management,  Inc.,  Soros Fund Management LLC, Mr.
     George Soros and Mr. Stanley F. Druckenmiller........................ 20

 D.  Power of Attorney  dated May 23, 1996  granted by Quantum
     Industrial Partners LDC in favor of Mr. Gary Gladstein,  Mr.
     Sean Warren and Mr. Michael Neus..................................... 22

 E.  Securities  Purchase  Agreement dated as of June 19, 1997 by  and  among  T/F  Purifiner,  Inc.,  Taylor  (as  defined therein),  Ford (as defined therein) and Quantum  Industrial
     Partners LDC......................................................... 23

 F.  Registration  Rights Agreement dated as of June 19, 1997 by and among T/F  Purifiner,  Inc.  and  Quantum  Industrial
     Partners LDC......................................................... 40

 G.  Form of T/F Purifiner Inc.'s Promissory Note......................... 54

 H.  Warrant issued by T/F Purifiner Inc. to Quantum Industrial
     Partners LDC......................................................... 58